Exhibit 99.1

BW LPG Limited - BW LPG takes delivery of vessel BW Breeze from Avance Gas

Singapore, 15 December 2024

With reference to the stock exchange announcement on 15 August 2024 for the acquisition of 12 modern Very Large Gas Carriers (VLGCs) from Avance Gas Holdings Ltd (“Avance Gas”, OSE ticker code: “AGAS”), BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) has taken delivery of vessel BW Breeze on 15 December 2024. 10 of the 12 VLGCs are now delivered.

BW LPG has today issued 1,350,000 new BW LPG shares to Avance Gas as part-consideration for the above vessel. Following the issuance of the new shares, the total number of issued shares of BW LPG is 155,791,000, representing a total share capital in the amount of USD 559,647,298. The new shares have been legally and validly issued and are fully paid.

Following the above issuance, Avance Gas holds 15,791,000 shares in BW LPG, representing approximately 10.14% shareholding.

For further information, please contact:

Kristian Sørensen, CEO, BW LPG
Samantha Xu, CFO, BW LPG
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.